

# Cynthia Chioma Nwaubani, PharmD,BCGP

· 2nd

**PharmD Live**

**Temple University Sc
Pharmacy**

CEO & Founder @ PharmD Live | Futurist | Medicare Quality
Measures| MTM & Pop Health Mgt |Med Risk Mgt|Health
Informatics|

Washington, District of Columbia, United States ·

500+ connections · **Contact info**

**Providing services**
Healthcare Consulting
**See all details**

## Featured



Cognitive problems...Is it really Dementia? Or dementia-l
adverse effects due to medications? #healthcare
#chroniccaremanagement #patientsafety #physicians
#healthcareproviders #pharmacists #getthemedsright

**Medication fog can mimic or worsen dementia in the el**
apnews.com · 5 min read

🔥 16 · 5 Comments

# Experience



### CEO and Founder

PharmD Live · Full-time

Jun 2016 – Present · 4 yrs 3 mos

Washington D.C. Metro Area

Healthcare executive responsible for the developr
strategies and organizational goals,with a primary
pharmacy solutions to different healthcare vertica
An entrepreneur and analytical thinker, with a stro
operations and maximizing productivity to improve
manner. A creative and resourceful decision make
of complex clinical situations, creating action plan

### Medication Management Director

MedRev

Feb 2016 – Sep 2017 · 1 yr 8 mos

Faifax VA

Led efforts to assist pharmacy stakeholders to int
continuum of care.
Implemented best in class MTM programs for vari
patient services and business growth.



### Population Health and Consultant Pharmac

Privia Health

Aug 2015 – Dec 2016 · 1 yr 5 mos

Arlington va

Transitional Care program implementation for complex, high risk patients with a focus on
reducing post-discharge hospital readmission rates and ED visits, and ultimately improving
patient care and outcomes, quality metrics such as HEDIS, HCAPS, and NCQA measures, STAF
ratings, and healthcare cost reduction.

...see mor



### MTM Specialist

Mirixa Corporation

Jan 2012 – 2016 · 4 yrs

Reston VA

Responsible for conducting telephonic comprehensive medication reviews (CMR) and quarterly
targeted medication reviews (TMR) by identifying, resolving, and preventing medication-relate
problems for targeted medicare Part D beneficiaries.



### In-patient Pharmacist

**HOSPITAL**    The George Washington University Hospital

Dec 2010 – Jan 2012 · 1 yr 2 mos

Washington D.C. Metro Area

Assisted with the following -Analysis of prescribin

reaction trends. Evaluation of the quality and effec

maintenance for pharmacy files, patient profiles, o

of poisons, narcotics, and controlled drugs.

**Show 2 more experiences** ⌄

## Education



**Temple University School of Pharmacy**

Graduate Certificate, Clinical Research

2008 – 2009



**Temple University School of Pharmacy**

Doctor of Pharmacy - PharmD, Pharmacy

2005 – 2009

Activities and Societies: Rho Chi Honors

## Licenses & Certifications



**Executive Leadership**

LinkedIn

Issued Feb 2018 · No Expiration Date



**Board Certified Geriatric Pharmacist**

BPS - Board of Pharmacy Specialties

Issued Nov 2015 · No Expiration Date

Credential ID 9105151

**See credential**



**Board Certified Geriatric Pharmacist**

BPS - Board of Pharmacy Specialties



